EXHIBIT 30(d)(xxxv)

RIDER FOR RENEWABLE TERM INSURANCE BENEFIT ON LIFE OF INSURED

This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

BENEFIT

We will pay an amount under this benefit if we receive due proof that the Insured died: (1) in the term period or in any renewal term period for the benefit; and (2) while this contract is in force and not in default past its days of grace. Any proceeds under this contract that may arise from the Insured's death will include this amount. But our payment is subject to all the provisions of the benefit and of the rest of this contract.

We show the amount of term insurance under this benefit on the contract data pages. We also show the term period for the benefit there. It starts on the contract date that we show on the first page.

RENEWAL

You may renew this benefit at the end of either its term period or a renewal term period. You will not have to prove that the Insured is insurable. All these conditions must be met:

1. A renewal term period must start not later than the contract anniversary when the Insured's attained age is 70.

2. The contract must be in force and not in default beyond the last day of the grace period.

In any of these paragraphs when we use the phrase renewal term period we mean a term period for which this benefit may be renewed. Except as we state in the next sentence, a renewal term period will be for the same number of years that we show on page 3 for the term period of the benefit. But if a renewal term period begins on the contract anniversary when the Insured's attained age is 66, 67, 68 or 69, that renewal term period will be for the number of years between the Insured's attained age on that anniversary and age 70.

We show the amount(s) of renewal premiums on the contract data pages. We base them on the Insured's issue age and sex and on the length of time from the contract date to the due date of the first premium for the renewal term period. The first of the premiums to be paid during a renewal term period will be due on the anniversary at the end of the most recent of the term periods; the premium period for the renewal term period will start on that date.

The anniversary at the end of the final renewal term period is part of that term period.

CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT

You may be able to exchange this benefit for a new contract of life insurance on the Insured's life. In any of these paragraphs, when we use the phrase new contract we mean the contract for which the benefit may be exchanged. You will not have to prove that the Insured is insurable.

CONDITIONS

Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing and in a form that meets our needs. (2) You must send this contract to us to be endorsed. (3) We must have your request and the contract at our Home Office while this benefit is in force and not later than the contract anniversary when the Insured's attained age is 70.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1 the insurance under the new contract took effect on its contract date; and (2) this benefit ended just before that contract date.

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CONTRACT DATE

The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be after the contract anniversary when the Insured's attained age is 70. And it may not be more than 31 days before we have your request at our Home Office.

CONTRACT SPECIFICATIONS

The new contract will be in the same rating class as this contract. We will set the issue age and the premiums for the new contract in accord with our regular rules in use on its contract date.

The new contract may be on any life or endowment plan we would regularly issue on its contract date for the same rating class, amount, issue age and sex. But it cannot be any of these: (1) a single premium contract; or (2) one that insures anyone in addition to the Insured; or (3) one that includes or provides for term insurance other than extended insurance; or (4) one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium; or (5) one with supplementary benefits other than the benefit to which we refer later in these paragraphs.

Its face amount will be the amount you ask for in your request. But except as we state below, that amount must be an amount we would regularly issue for the plan you choose. And it cannot be less than $10,000 or more than the amount of term insurance for this benefit. The face amount you want might be less than the smallest amount we would regularly issue on the plan you wish. In that case we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan if you ask us to do so.

If: (1) the new contract is either on the Life Paid Up at Age 85 plan or has a premium period at least as long as for that plan; (2) this contract has a benefit for waiving or paying premiums in the event of disability; and (3) we would include that kind of benefit in other contracts like the new contract, we will put the benefit in the new contract. The benefit, if any, in the new contract will be the same one, with the same provisions, that we put in other contracts like it on its contract date. In this paragraph when we use the phrase other contracts like it we mean contracts we would regularly issue on the same plan and for the same rating class, amount, issue age and sex.

We will not deny a benefit for waiving or paying premiums that we would have allowed under this contract, and that we would otherwise allow under the new contract, just because disability started before the contract date of the new contract. But any premium to be waived or paid for that disability under the new contract must be at the frequency that was in effect for this contract when the disability started.

We will not waive or pay any premium under a new contract unless it has a benefit for waiving or paying premiums in the event of disability. This will be so even if we have waived or paid premiums under this contract.

CHANGES

You may be able to have this benefit changed to a new contract of life insurance (either with us or with a subsidiary of ours) other than in accord with the requirements for exchange which we state above. Or, you may be able to exchange this benefit for an increase in the amount of insurance under this contract. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

MISCELLANEOUS PROVISIONS

BENEFIT PREMIUMS AND CHARGES

We show the premiums for this benefit in the Schedule of Premiums in the contract data pages. From each premium payment, we make the deductions shown under Schedule of Deductions from Premium Payments in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is included in the Schedule of Monthly Deductions from the Contract Fund in the contract data pages.

Benefit premiums and monthly charges stop on the earlier of the death of the Insured and the end of the first renewal term period.

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TERMINATION

This benefit will end on the earliest of.

1. the end of the last day of grace if the contract is in default; it will not continue if a benefit takes effect under any contract value options provision that may be in the contract;

2. the date the contract is surrendered under its Cash Value Option, if it has one;

3. the end of the last day before the contract date of any other contract (a) for which the benefit is exchanged, or (b) to which the benefit is changed;

4. the end of the day that is the first contract anniversary after the Insured's 75th birthday; and

5. the date the contract ends for any other reason.

Further, if you ask us in writing in the premium period, and we agree, we will cancel the benefit as of the first monthly date on or after we receive your request. Contract premiums and monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider attached to this contract on the Contract Date

The Prudential Insurance Company of America,

By /s/ DOROTHY K. LIGHT
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Secretary

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